SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 June 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	IHG Reduction of Capital dated 30 June 2005

99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO
AUSTRALIA, CANADA OR JAPAN

INTERCONTINENTAL HOTELS GROUP PLC

30 JUNE 2005

IHG Reduction of Capital

At a hearing of the High Court of Justice in England and Wales on 29 June 2005, the Court approved the proposed reduction of capital (the "Reduction") of InterContinental Hotels Group PLC ("IHG"). The Reduction became effective earlier today when the nominal value of each ordinary share was reduced from 625 pence to 10 pence. The Reduction facilitates the creation of distributable reserves in IHG, providing additional financial flexibility going forward.

Citigroup Global Markets Limited is acting for IHG and no-one else in connection with the transaction of which the Reduction forms part and will not be responsible to anyone other than IHG for providing the protections afforded to its clients or for providing advice in relation to the transaction or the contents of this announcement.

This announcement does not constitute an offer or invitation to purchase securities.

For further information, please contact

InterContinental Hotels Group

Media Enquiries
Leslie McGibbon                                          +44 (0) 1753 410 425
                                                                    +44 (0) 7808 094 471

Investor Relations
Gavin Flynn, Paul Edgecliffe-Johnson            +44 (0) 1753 410 176
                                                                    +44 (0) 7808 098 972

Note to Editors:
InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with more than 24 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	30 June 2005